NEWS RELEASE

Canarc Signs a C$10M Pre-Development and Earn-In Binding Agreement for New Polaris Gold Mine

Vancouver, Canada – February 25, 2015 – Canarc Resource Corp. (“Canarc or the Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has executed a C$10 million Pre-Development and Earn-In binding Agreement (“Agreement”) with PanTerra Gold (British Columbia) Limited (“PGBC”), a wholly owned subsidiary of PanTerra Gold Limited, Australia (ASX: PGI) (“PanTerra or PGBC”) for advancing Canarc’s New Polaris Gold Mine (“New Polaris”) through feasibility and permitting.

Highlights of the Agreement

•	Panterra has a 30 months option to earn a 50% interest in New Polaris by spending a total of C$10M on three stages of predevelopment activities including metallurgical test work, additional drilling, environmental permitting and completion of a Definitive Feasibility Study.
•	The ultimate goal is to produce refractory gold concentrate at New Polaris that would be shipped for processing into dore gold bars at Panterra’s Albion plant located in the Dominican Republic.

Catalin Chiloflischi, CEO of Canarc, remarks: “The signing of this agreement is a major step towards advancing the New Polaris Gold Mine to production. We are pleased to have Panterra, as our strategic partner that shares our vision of New Polaris Gold Mine becoming an important Canadian high-grade gold mine. This partnership provides Canarc with direct access to world’s first Albion processing plant for treating refractory gold concentrates into dore gold bars. We see this agreement as strategically important in order to advance New Polaris to production in a concrete and meaningful way for the benefit of Canarc and our shareholders.”

Panterra Gold and the Albion Process

Panterra Gold

•	Panterra is an Australian listed gold and silver producer. Panterra’s core project is the 100% owned Las Lagunas gold/silver tailings retreatment project that processes tailings from the historic production at the Pueblo Viejo mine in the Dominican Republic.
•	Panterra is credited with world’s first utilization of Albion process for oxidation of refractory ore containing precious metals. Albion process oxidizes sulphide ore, rendering gold and silver amenable to extraction by standard carbon-in-leach processing.
•	Panterra expects that recoveries achieved from metallurgically complex tailings will significantly improve when processing clean refractory concentrate from a mining operation such as New Polaris. As Panterra is searching for long term supply of clean refractory gold concentrate, the remaining life for existing tailings in Dominican Republic is expected to match well with New Polaris anticipated timeline to production.

•	A video of the Las Lagunas operations can be viewed online at: https://www.youtube.com/watch?v=6P_o-AwwIss&feature=youtu.be

The Albion Process

•	The Albion Process was developed in 1994 by Glencore and is patented worldwide.
•	The Albion Process is a combination of ultrafine grinding and oxidative leaching at atmospheric pressure.
•	The feed to the Albion Process are base or precious metal concentrates.
•	The sulphides in the feed are oxidized and liberated, allowing the wanted metals to be recovered by conventional means.
•	There are three Albion Process plants currently in operation. Two plants treat a zinc sulphide concentrate and are located in Spain and Germany. A third Albion Process plant is operating by Panterra in the Dominican Republic treating a refractory gold/silver concentrate. A fourth plant is under construction in Armenia, and will be treating refractory gold.
•	Additional Information about the Albion Process can be found online at: http://www.albionprocess.com/EN/Pages/default.aspx

Pre-Development Earn In Agreement

The Agreement provides for Panterra, to progressively spend C$10 million on three Stages of predevelopment activities including additional drilling, metallurgical test work, environmental permitting, detailed mine planning, tailings dam design, preliminary engineering, and completion of a Definitive Feasibility Study (“DFS”), to earn up to 50% in New Polaris.

Stage One

The first Stage of the predevelopment expenditure will cost approximately C$500,000 over a five-month period. An initial C$250,000 will be paid to Canarc within 2 days and the additional C$250,000 within 90 days of signing this agreement.

Stage one will involve laboratory production of flotation concentrate followed by test work through Glencore Technology Albion pilot plant in Brisbane, Australia to confirm expectations that the New Polaris concentrate is amenable to oxidation and gold extraction at the Las Lagunas process plant.

This stage will also involve a comprehensive technical and economic review of the proposed development and commencement of environmental baseline data collection required for permitting.

Stage Two

Following completion of Stage one, PGBC will have 60 days in which to elect to proceed to Stage two of the predevelopment expenditure, at a cost of approximately C$3.5 million.

Expenditures will include a 10,000m drilling program, additional engineering and completion of the seasonal collection of field data required for the environmental permitting.

On completion of the second stage, PGBC will have earned a 20% interest in the JV based on a cumulative C$4M spending during stage one and two.

Stage Three

Following completion of stage two, PGBC will have 60 days in which to elect to proceed to stage three of the predevelopment expenditure, at a cost of approximately C$6 million.

Third Stage expenditures will be primarily focused on the completion of a Definitive Feasibility Study (“DFS”), which will involve a further 10,000m of in-fill drilling, additional metallurgical test work, and preliminary engineering.

On completion, PGBC will have earned a 50% interest in the Project and will be appointed Manager.

PGBC can increase its interest in New Polaris to 51% by purchasing 1% from Canarc within six months of completion of the DFS at a cost of 1% of the NPV established by the DFS using a 10% discount rate.

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

A NI 43-101 preliminary economic assessment report (“PEA”) for the New Polaris gold mine project, dated April 10, 2011, was completed by Moose Mountain Technical Services. A copy of the report was filed on the Sedar website on May 26, 2011 and can be viewed at: http://www.sedar.com.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary approvals; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements; the receipt in a timely fashion of any further permitting for the New Polaris Gold Project; legislative, political, social or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; and the risks normally involved in the exploration, development and mining business. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.